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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: European Family Office Institute LLC

TYPE OF REGISTRANT (*check all applicable boxes*):

- ■ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2299 NW 4th Ave.
(No. and Street)

BocaRaton	Florida	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George P Simon	561-715-1231	wealthstreets@efoillc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Geeorge P Simon_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _European Family Office Institute LLC_____, as of _December 31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NAJRAN A. THOMPSON
Notary Public - State of Florida
Commission # HH 357259
My Comm. Expires Feb 1, 2027

Signature:

Title:
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Period Ending
December 31, 2022
With Report of Registered Public Accounting Firm

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash and cash equivalents	$	8,568
Prepaid expenses		904
Total assets	$	9,472

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	900
Total liabilities		900
Member's equity		8,572
Total liabilities and member's equity	$	9,472

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF OPERATIONS
For the Period Ending December 31, 2022

REVENUES
Reimbursed Representative Fees   1,800

EXPENSES

    Compensation and benefits
    Information technology   2,641
    License and registrations   2,367
    Professional fees   7,277
    Travel and entertainment   77
    Other operating expenses   1,590

Total expenses   13,952

NET INCOME (LOSS) $ (12,152)

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period Ending December 31, 2022

Beginning Balance, December 31, 2021	$	13,524
Member's Contribution/Draw		7,200.00
Net Income		(12,152)
Ending Balance, December 31, 2022	$	8,572

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF CASH FLOWS
For the Period Ending December 31, 2022

December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (12,152)
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in accounts receivable	
Decrease in due from member	
Increase in prepaid expenses	(830)
Increase in accounts payable and accrued liabilities	449
Net cash used in operating activities	(12,533)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Website	
Net cash used in investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Contributions/Draws	12,200
Member Distributions	(5,000)
Net cash provided by financing activities	7,200
NET INCREASE IN CASH	(5,333)
CASH AND CASH EQUIVALENTS:	
Beginning of period	13,901
End of period	$ 8,568

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: European Family Office Institute LLC (the "Company"), a Florida Limited Liability Company organized in August 2014, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") approved on October 25, 2017.

The Company is approved to operate as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Potential customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Financial statements are prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers:

Reimbursed Expenses

Revenue consists of reimbursed expenses from registered representatives

EUROPEAN FAMILY OFFICE INSTITUTE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $7,668, which was $2,668 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .117 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the finanial instrument underlying the contract at a loss.

NOTE D - COMPANY CONDITIONS

The Company has a loss of $12,152 for the year ending December 31, 2022 and has received capital contributions from ownership for working capital. The Company's owner has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The owner has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE E - GOING CONCERN
As shown in the accompanying financial statements, the company incurred a net loss from operations of $12,152 during the year ended December 31, 2022. As of that date, the company has a member's equity of $8,572 and has a net capital surplus of $7,668. Considering these factors, and the unsubstantiated prospective business, continue to create a substantial doubt about the Company's ability to continue as a going concern for the year following the date financial statements are available to be issued. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

NOTE F - COMMITMENTS AND CONTINGENCIES

There are no commitments or contingencies at year ended December 31, 2022.

NOTE G - SUBSEQUENT EVENTS

Management has assessed subsequent events through the date the financial statements were available to be issued and determined no subsequent events or transactions occurred during that period requiring recognition or disclosure.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2022

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2022

Net Capital	
Total member's equity qualified for net capital	$ 8,572
Adjustments to net worth:	
Deduction for non-allowable assets:	
Prepaid expenses	(904)
Net capital	$ 7,668
Minimum net capital required (greater than $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 2,668
Aggregate Indebtedness:	
Liabilities	$ 900
Minimum net capital based on aggregate indebtedness	$ 60
Ratio of aggregate indebtedness to net capital	.117 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2022.

There was no material difference between net capital in Part IIA of Form X-17A-5 and net capital above.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2022

The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17-a-5.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2022

The possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activites are limited to those contemplated by Footnote 74 of the SEC Release NO. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.